Form 51-902F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

October 14, 2003

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on October 14, 2003 for public dissemination. The news release was filed via SEDAR on October 14, 2003.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] announces that it has granted  360,000 common share purchase options to directors and employees. The options will expire on  October 14, 2008 and have an exercise price of $0.70 per share.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV] , is pleased to announce subject to  regulatory approval, it has granted 360,000 common share purchase options to directors and  employees. The options will expire on October 14, 2008 and have an exercise price of $0.70 per  share.

Any shares issued on the exercise of these stock options will be subject to a four-month hold period expiring on February 14, 2004.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Kim Evans, CGA, CFO & Corporate Secretary
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 23rd day of August, 2004.

PMI VENTURES LTD.

"Kim Evans"

Kim Evans, CGA CFO & Corporate Secretary

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #03-17	TSX Venture: PMV
October 14, 2003	Issued & Outstanding: 17,132,234
Fully Diluted: 23,332,079

PMI VENTURES LTD. ANNOUNCES GRANT OF OPTIONS

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce subject to regulatory approval, it has granted 360,000 common share purchase options to directors and employees. The options will expire on October 14, 2008 and have an exercise price of $0.70 per share.

Any shares issued on the exercise of these stock options will be subject to a four-month hold period expiring on February 14, 2004.

On behalf of the Board,

"Arthur T. Fisher"

Arthur T. Fisher
President

For more information please contact:

Arthur Fisher	or	Warwick G. Smith
President		VP Shareholder Communication
Telephone: (604) 681-8069		Telephone: (604) 682-8089
Facsimile: (604) 682-8094		Toll-Free: 1 888 682-8089
Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.westafricangold.com

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.